Exhibit 99.1

ELBIT IMAGING ANNOUNCES
ANNUAL GENERAL MEETING

Tel Aviv, Israel, August 12, 2010, Elbit Imaging Ltd. (NASDAQ: EMITF) (the “Company”), today announced that it has scheduled its 2010 Annual General Meeting of Shareholders to take place Thursday, September 16, 2010 at 10:00 a.m. (Israel time), at the offices of the Company, 2 Weitzman Street, 23rd floor, Tel-Aviv 64239, Israel.  The record date for the meeting is August 17, 2010.

The agenda of the meeting is as follows:

1.	To re-elect the following members of the Board of Directors: Mordechay Zisser, Shimon Yitzhaki, David Rubner, Moshe Lion and Shmuel Peretz;

2.	To re-elect Zvi Tropp as one of the Company’s external directors;

3.	To approve an option grant to the Company’s directors, other than Mr. Mordechay Zisser;

4.	To approve the following matters with respect to the Company’s subsidiaries InSightec Ltd. ("InSightec") and Gamida Cell Ltd. ("Gamida"):

4.1
(i) indemnification letters of each of InSightec and Gamida in favor of Mr. Mordechay Zisser; and (ii) coverage of Mr. Mordechay Zisser under the liability insurance policies of InSightec and Gamida; and

4.2
(i) indemnification letter of InSightec in favor of Mr. Shimon Yitzhaki; (ii) coverage of Mr. Shimon Yitzhaki under the insurance policy of InSightec; and (iii) extension of the term of options of InSightec held by Mr. Shimon Yitzhaki.

5.	To approve an extension of the management services agreement between the Company and a management company controlled by Mr. Mordechay Zisser, upon the same terms as in effect as of today;

6.	To re-appoint Brightman Almagor Zohar & Co., a member of Deloitte, as the Company’s independent auditors until the next annual general meeting of shareholders; and

7.	To discuss the Company’s financial statements for the year ended December 31, 2009.

Quorum:
At least two shareholders, present in person or by proxy, and holding or representing, in the aggregate, at least thirty-three and one-third percent (33-1/3%) of the issued and outstanding voting shares, will constitute a quorum at the Meeting.

Voting Requirements:
Items 1, 3 (excluding the option grant to external directors), 4 (with respect to Mr. Shimon Yitzhaki) and 6 require the approval of a simple majority of the shares voted on the matter.  Items 2 and 3 (with respect to the option grant to external directors) require the approval of a majority of the shares voted on the matter including at least one-third of the shares of any non-controlling shareholders voted on the matter (unless the total number of shares of non-controlling shareholders voted against the matter does not exceed one percent of the Company’s outstanding shares).  Items 4 (with respect to Mr. Mordechay Zisser) and 5 require the approval of a majority of the shares voted on the matter.  In addition, since Items 4 (with respect to Mr. Mordechay Zisser) and 5 involve an indirect controlling shareholder of the Company, it also requires that either (i) at least one-third of the shares voted on the matter by shareholders who do not have a personal interest in the matter are voted in favor or (ii) the total number of shares voted against the matter by shareholders who do not have a personal interest in the matter does not exceed one percent of the Company’s outstanding shares.  Item 7 will not involve a vote of the shareholders.

Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by the mail, on or about August 19, 2010, to the Company’s shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via Depository Trust Company (DTC) members (and not via the Tel Aviv Stock Exchange Clearinghouse).  Shareholders that hold shares via the Tel Aviv Stock Exchange Clearinghouse may access the proxy statement from the Company and the following websites: www.sec.gov, www.magna.isa.gov.il and www.maya.tase.co.il.

About Elbit Imaging Ltd.
Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction, and sale of commercial and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India. In certain circumstances and depending on market conditions, Elbit may operate and manage a commercial and entertainment center prior to its sale; (ii) Hotels - Hotels operation and management, primarily in major European cities; (iii) Image Guided Treatment - Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (v) Fashion Apparel - distribution and marketing of fashion apparel and accessories in Israel; and (vi) Other Activities - (a) venture capital investments; (b) investments in hospitals and farm and dairy plants in India, which are in preliminary stages; and (c) wholesale trade of home applications in India.

For Further Information:

Company Contact:	Investor Contact:

Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)
Elbit Imaging Ltd.	Investor Relations Ltd.
(972-3) 608-6024	(972-3) 516-7620
dudim@elbitimaging.com	mor@km-ir.co.il